THOMPSONBRUSSELS   CINCINNATI   CLEVELAND   COLUMBUS    DAYTON  NEW  YORK
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WASHINGTON,  D.C.
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         HINE
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March  10,  2004

VIA  ELECTRONIC  TRANSMISSION
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Attn:  Filing  Desk
U.S.  Securities  &  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE:     PC&J  PRESERVATION  FUND,  FILES  NO.  333-113191
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Dear  Sir  or  Madam:

     On March 1, 2004, the PC&J Preservation Fund, a registered investment company (the "Trust") submitted, via electronic filing, a Registration Statement on Form N1-A. Please allow this letter to serve as an application for immediate withdrawal of such Registration Statement in accordance with Rule 477 under the Securities Act of 1933, as amended. We intended to file such Registration Statement as a Form Type 485APOS filing, but inadvertently filed it as a Registration Statement.

     We hereby request, on behalf of the Trust, that the Registration Statement be withdrawn. If you have any questions or comments, please contact JoAnn M. Strasser at (513) 352-6725.

                                   Very  truly  yours,

                                        /s/

                                   THOMPSON  HINE  LLP